Pernod Ricard

PRESS RELEASE

Paris, France **5 April 2005**

Following Allied Domecq plc press announcement today, Pernod Ricard confirms that it is considering an offer for Allied Domecq plc, and is working closely with Fortune Brands Inc. Discussions with Allied Domecq plc are at an early stage and there can be no certainty that an offer for Allied Domecq plc will ultimately be forthcoming. A further announcement will be made in due course"

For more information, please contact:

Francisco de la VEGA, Communications VP, Tel: +33 (0)1 41 00 40 96
Patrick de BORREDON, Investor Relations VP, Tel: +33 (0)1 41 00 41 71
Florence TARON, Press Relations Manager, Tel: +33 (0)1 41 00 40 88

or visit our web site at www.pernod-ricard.com